UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Amendment No. )*
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c) AND
(d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Partner Communications Company Ltd.
(Name of Issuer)
Ordinary Shares, par value NIS 0.01 per share
(Title of Class of Securities)
70211M109**
(CUSIP Number)
March 7, 2019
(Date of Event Which Requires Filing of this Statement)

Check the following box to designate the rule pursuant to which the Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** This CUSIP number applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing one Ordinary Share, par value NIS 0.01 per share.

CUSIP NO. 70211M109

1.	Name of Reporting Persons Harel Insurance Investments & Financial Services Ltd.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use only
4.	Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 8,173,925 Ordinary Shares*
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 8,220,601 Ordinary Shares*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,220,601 Ordinary Shares*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 5.0%**
12.	Type of Reporting Person: CO

*See Item 4.
** Based on information received from the Issuer, there were 163,839,230 Ordinary Shares of the Issuer outstanding as of March 13, 2019.

Item 1.

(a)	Name of Issuer:

Partner Communications Company Ltd. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

8 Amal Street, Afeq Industrial Park, Rosh-Ha'ayin 48103, Israel.

Item 2.

(a)-(c)	Name of Person Filing, address and citizenship:

The following entity is referred to as the “Reporting Person” in this Statement:
Harel Insurance Investments & Financial Services Ltd., an Israeli public company, with a principal business address at Harel House; 3 Aba Hillel Street; Ramat Gan 52118, Israel.

(d)	Title of Class of Securities:

Ordinary Shares, par value NIS 0.01 per share (the “Ordinary Shares”).

(e)	CUSIP Number:

70211M109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership

Of the 8,220,601 Ordinary Shares reported in this Statement as beneficially owned by the Reporting Person (i) 7,847,652 Ordinary Shares are held for members of the public through, among others, provident funds and/or mutual funds and/or pension funds and/or insurance policies and/or exchange traded funds, which are managed by subsidiaries of the Reporting Person, each of which subsidiaries operates under independent management and makes independent voting and investment decisions, (ii) 46,676 Ordinary Shares are held by third-party client accounts managed by subsidiaries of the Reporting Person as portfolio managers, each of which subsidiaries operates under independent management and makes independent investment decisions and has no voting power in the securities held in such client accounts, and (iii) 326,273 Ordinary Shares are beneficially held for its own account. Consequently, this Statement shall not be construed as an admission by the Reporting Person that it is the beneficial owner of more than 326,273 Ordinary Shares.

Except as set forth above, see items 5-11 of the cover pages hereto for beneficial ownership, percentage of class and dispositive power of the Reporting Person, which are incorporated herein.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary, Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 14, 2019
HAREL INSURANCE INVESTMENTS AND FINANCIAL SERVICES LTD.

BY: /s/ Nataly Mishan-Zakai
Name, Title: Nataly Mishan-Zakai, General Counsel, authorized signatory of HAREL INSURANCE INVESTMENTS AND FINANCIAL SERVICES LTD.